FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number: 0-26424

SILVER STANDARD RESOURCES INC.

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2

  Form 45-102F2, Multilateral Instrument 45-102, Resale of Securities, dated November 14, 2002
  Form 45-902F, Amended Report of Exempt Distribution dated November 14, 2002
  Form 45-102F2, Multilateral Instrument 45-102, Resale of Securities, dated November 19, 2002
  Form 45-902F, Report of Exempt Distribution dated November 19, 2002
  Form 53-901F, Material Change Report dated November 26, 2002, with attachment
  News Release dated November 27, 2002 - Silver Standard to Purchase Silvertip Project in British Columbia
  Form 53-901F, Material Change Report dated November 28, 2002, with attachment
  Quarterly Report - 51-901F dated November 28, 200
  News Release #02-19 dated December 2, 2002 - Silver Standard Purchases Silvertip Project in British Columbia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2002

    SILVER STANDARD RESOURCES INC.

      (Registrant)

    /s/ Linda J.Sue
                                       By:    _______________________________

Linda J. Sue